UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-8176
                               CUSIP Number 845331

(Check one):   |X|  Form 10-K  |_|  Form 20-F  |_|  Form 11-K  |_| Form 10-Q
               |_|  Form 10-D  |_|  Form N-SAR |_|  Form N-CSR

                       For Period Ended: December 31, 2008

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                For the Transition Period Ended: (Not Applicable)

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

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PART I--REGISTRANT INFORMATION

SouthWest Water Company
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Full Name of Registrant

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Former Name if Applicable

624 South Grand Avenue, Suite 2900
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Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90017
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|


           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SouthWest Water Company (the "Company") is unable to timely file its Annual Report on Form 10-K for the period ended December 31, 2008 (the "Report") and does not expect to file the Report on or before the expiration of the fifteen-day extension period granted pursuant to Rule 12b-25.

As reported in a Form 8-K filed on November 10, 2008, the Company announced that it would review prior period financial statements after management discovered errors relating to establishing the rate of depreciation of acquired assets along with accounting for revenues and related costs associated with the installation of water and sewer taps. PricewaterhouseCoopers (PwC), which had previously been appointed as the Company's independent public accountant for the period beginning January 1, 2008, was also engaged to re-audit the Company's financial statements for the two years ended December 31, 2007.

In connection with the ongoing comprehensive financial review, management has identified deficiencies in its internal controls over financial reporting during and prior to the restatement periods. Although management has not completed its assessment, it is expected that the assessment of the control deficiencies, either individually or in combination, is likely to result in a conclusion that material weaknesses existed. As such, management has expanded the review to include additional procedures and analysis to compensate for insufficient controls. The Company believes that the extra time and expense associated with these additional procedures will aid in assuring that no further issues are present and an appropriate remediation plan is in place.

The expanded review has resulted in the identification of additional matters that will require restatement of previously reported results. These matters include errors related to the Company's accounting for acquisitions and the capitalization of certain utility assets. Additional errors will likely cause the range of the restatement to exceed the previously disclosed range of a cumulative reduction in net income of $4.0 million to $8.0 million from 2000 through 2008. The Company is unable to estimate a range at this time because of the complexity of the mutually dependent nature of some of the items, but anticipates it will be able to provide more clarity within the next few weeks.

The Company also noted that its debt agreements require it to maintain specified financial ratios and comply with other restrictive covenants. Management believes that as a result of balance sheet impacts identified in the restatement, its total capitalization ratio may exceed its covenant limit of 60% for a period of time. As of March 31, 2009, the Company will also be out of compliance with its previously announced extension of its reporting deadline from its banking syndicate. The Company is in discussions regarding obtaining an amendment to it current agreement. In the unlikely event that the Company is unable to obtain the amendment prior to filing its 2008 Form 10-K, its outstanding long-term indebtedness would be required to be classified as a current liability. While the company is confident that it will be able to obtain the amendment, if it is unable to do so or unable to obtain alternative financing arrangements, there would be a material adverse impact to the business.

The Company continues to work diligently to complete the restatement of prior period statements. As soon as practical the Company will file its Annual Report on Form 10-K as well as amended Form 10-Qs for the quarterly periods ended March 31, 2008 and June 30, 2008, and its Form 10-Q for the third quarter ended September 30, 2008.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Cheryl L Clary                   213                     929-1800
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          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           |_|  Yes     |X|   No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008
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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           |X|   Yes    |_|   No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


As noted in Part III above, the Company will be restating its prior period financial statements, including the statements for the year ended December 31, 2007. The restatement is driven by several items which will also affect 2008 results. The Company is unable to estimate a range at this time because of the complexity of the mutually dependent nature of some of the items.
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                             SouthWest Water Company
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 13, 2009                           By:   /s/  CHERYL L. CLARY
                                                      --------------------------
                                                      Cheryl L. Clary
                                                      Chief Financial Officer